Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50




08002883

Date May 16, 2008
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

- **Board of Directors approves Renova's applications for entry of shares in the register; New election proposals for composition of the Board of Directors**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

5/28

Rule 12g3-2(b) File No. 82-5190

Board of Directors approves Renova's applications for entry of shares in the register

New election proposals for composition of the Board of Directors

Pfäffikon SZ, May 9, 2008 – Today the board of directors of OC Oerlikon Corporation AG, Pfäffikon approved applications received on 10, 11 and 14 April 2008 of Renova Industries Ltd., Bahamas, for the entry of additional shareholdings in the share register. Various title and merger control-related questions that had initially remained unclarified were adequately clarified by the shareholders involved. The total volume of the shares affected by this decision makes up 15.44 per cent of the company's share capital. Now 24.99 per cent of the outstanding shares are entered in the share register under Renova's name. Victory Industriebeteiligung AG, Vienna, holds 26.32 percent of the issued shares in the share register.

Additionally the Board of Directors proposes to the Annual Meeting of Shareholders on May 13 to elect the following members of the Board:

- Vladimir Kuznetsov (re-election)
- Dr. Hanno M. Bästlein (re-election)
- Carl Stadelhofer, Zürich (new election)
- Dr. Urs Meyer, Lenzburg (new election)
- Hans Ziegler, Zug (new election)
- Kurt Hausherr, Buonas (new election)

Georg Stumpf and Günther Robol, as current members of the board, will not stand for re-election.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For more information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date May 16, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon



Corporate Communications

Enclosure

- **35th Annual General Meeting elects a new Board of Directors**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

oerlikon

Press Release

35th Annual General Meeting elects a new Board of Directors

The company's new Board of Directors extends its area of competence and stands for the continuity of Oerlikon's growth strategy

***Pfäffikon SZ, Lucerne, 13 May 2008* – The principal item on the agenda of today's 35th Annual General Meeting of OC Oerlikon Corporation AG, Pfäffikon was the election of the new Board of Directors. With the exception of Vladimir Kuznetsov, Chief Investment Officer of Renova Management Ltd, and Dr. Hanno M. Bästlein, all the members of the Board of Directors are new appointees. The Board has also been enlarged by two additional seats. Georg Stumpf and Günther Robol did not stand for re-election. At the first constituting meeting of the Board of Directors after the Annual General Meeting Vladimir Kuznetsov was elected as new Chairman. "It is our declared aim to guarantee stability for the shareholders of Oerlikon and to give optimum support to the management in the implementation of their ambitious growth strategy", said the new President of the Board of Directors, Kuznetsov, at the Annual General Meeting. „We have set ourselves ambitious targets to pursue further profitable development of the group" says Oerlikon CEO Dr. Uwe Krüger. "To achieve these targets we need clarity and a long term commitment on the part of our stockholders" so CEO Krüger.**

The Annual General Meeting was marked by successful annual results for 2007. Growth in sales of 20 percent to CHF 5,62 billion and an EBIT plus of 15 percent to CHF 496 million demonstrates Oerlikon's excellent performance in 2007. Also the cash flow showed a clear increase of 40 percent to CHF 678 million. The essential growth drivers were the textile business, which experienced an exceptionally successful year, a booming business in the area of Oerlikon Drive Systems and more then doubling of sales at Oerlikon Solar. Oerlikon Solar's growth continues unabated. The new segment expects sales of more then CHF 700 million in 2008, and in 2009 the CHF 1 billion mark should be reached. And the potential for yet further growth in solar technology is phenomenal. All over the world, solar technology will be harnessed for production of electricity on a massive scale. "We are writing industrial history" says CEO Krüger.

A significant reason for this is Oerlikon's exceptional role in technology development, and not just in this area. In 2007 Oerlikon invested CHF 274 million in research and development – 4.9 percent of sales – and employs over 1500 R&D workers.

The formal part of the meeting was dominated by the election of the new Board of Directors. 46 percent of the shareholder votes were represented.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The election of the Board of Directors at the 35th Annual General Meeting established the new holding structure at Oerlikon, which is also reflected in the executive bodies of the company. Last week, Victory Industriebeteiligung AG and Renova Industries as principal shareholders of Oerlikon, came to an understanding that, based on an option agreement, Victory would sell 7.6 percent of its holdings in Oerlikon to Renova, as well as an additional 6.5 percent of its shares. Thus, with a 39.1 percent participation in the share capital – which for a short period will be subject to antitrust provisions – Renova has assumed the role of leading investor. Victory and Renova emphasized that this was a mutual agreement by appearing together as one group at the Annual General Meeting and by voting jointly.

At the Annual General Meeting, Vladimir Kuznetsov explained Renova's decision for extending its commitments: "We have confidence in the company, its management and its employees, and we are convinced of its technical potential." According to Kuznetsov, Oerlikon was also ideally positioned in structural growth markets: "In view of the dramatic increases in the prices of energy and raw materials, industrial and engineering companies which can offer efficient solutions in these areas will become all the more attractive. Even traditional industries such as suppliers of oil, gas and electricity are becoming more and more dependent on high-tech equipment," says Kuznetsov. In order to increase the value of the company, Kuznetsov, in his new capacity as Chairman of the Board of Directors, wants to help identify further industrial fields of activity and possibilities for regional growth. Last but not least, he is committed to increasing transparency and corporate responsibility. According to Kuznetsov: "We want to increase the attractiveness of Oerlikon to existing and potential shareholders."

Vladimir Kuznetsov expressly mentioned the outstanding management team and the long-standing customer relationships, which are an essential part of the company's value. Kuznetsov warmly thanked the outgoing President of the Board of Directors Georg Stumpf for his services. Turning to Georg Stumpf he said "in particular, in building up this exceptional team and focusing on the development of the Solar business your contribution has been outstanding".

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

The newly elected Board of Directors of Oerlikon is as follows (see the profiles of the members of the Board of Directors in the enclosure):

- Vladimir Kuznetsov, Chairman of the Board of Directors, re-elected
  (Chief Investment Officer, Renova Management Ltd)
- Dr. Hanno M. Bästlein
  (CEO, Constantia Packaging AG)
- Dr. Urs Meyer
  (Head of Industrial Investment, Renova Management AG)
- Carl Stadelhofer
  (Partner in the Law Firm of Rinderknecht, Klein & Stadelhofer, Zurich)
- Kurt Hausheer (as from 1 July 2008)
  (Partner and Member of the Executive Board, PwC Schweiz)
- Hans Ziegler
  (Business Consultant)

"The whole company will profit from the increased expertise and breadth of experience" said CEO Krüger.

Voting results in detail

The 35th Annual General Meeting addressed the following agenda:

1. **2007 Annual Report, Annual Financial Statements of OC Oerlikon Corporation AG, Pfäffikon and Consolidated Financial Statements**

   The Board of Directors moves to approve the 2007 Annual Report, the Annual Financial Statements of OC Oerlikon Corporation AG, Pfäffikon and the Consolidated Financial Statements.

   98,7 percent of the votes present agreed to the proposal.

2. **Allocation of the 2007 Balance Sheet Profit**

Net income 2007	CHF 91 371 276
Balance carried forward from the previous year	CHF 112 712 518
Available earnings	CHF 204 083 794

   The Board of Directors moves to waive a dividend and to carry forward the 2007 balance sheet profit of CHF 204'083'794.

   98,6 percent of the votes present agreed to the proposal.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

3. Discharge of the Members of the Board of Directors
The Board of Directors moves to grant discharge to Messrs Georg Stumpf, Vladimir Kuznetsov, Dr. Hanno Bästlein, Thomas Limberger and Christian Schmidt for the financial year 2007.

99,8 percent of the votes present agreed to the proposal.

4. Amendments to the Articles of Association

a. Art. 4 lit. e of the Articles of Association (Exclusion of the bid obligation under the Stock Exchange Act)
The Board of Directors proposes to remove the existing opting-out clause in the Articles of Association of the corporation (Art. 4 lit. e), whereby the duty to submit a mandatory bid under the Stock Exchange Act is presently excluded.

The proposal was rejected by 88.3 percent of the votes present.

b. Art. 11 sec. 1 of the Articles of Association (Cut-off date for determination of the entitlement to vote at the General Meeting)

The Board of Directors proposes to delegate the right to fix the cut-off date for determination of the entitlement to vote at the General Meeting to the Board of Directors and to accordingly amend Art. 11 sec. 1 of the Articles of Association as follows:
Each nominal value of CHF 20.- shall bear one vote. Those entitled to vote in the General Meeting of shareholders are the shareholders, whose names are entered in the share register as voting registered shareholders at such cut-off date as shall be determined by the Board of Directors.

99 percent of the votes present agreed to the proposal.

c. Art. 16 of the Articles of Association (Annual re-election of the Board of Directors)
The Board of Directors proposes to reduce the term of office of the members of the Board of Directors to one year and to embody the individual election of each member in the Articles of Association. Accordingly, Art. 16 sec. 1 and 2 of the Articles of Association shall be amended as follows:

Board members shall be elected annually for a period of one year and shall be eligible for re-election; a "year" shall mean the period from one ordinary General Meeting of shareholders to the next. Each member of the Board of Directors shall be elected individually.

Elections to fill vacancies shall be generally held at the next ordinary General Meeting of shareholders; in the event of elections for replacement or for the election of additional members during the year, the period until the next ordinary General Meeting of shareholders shall be deemed to constitute a year.

99,3 percent of the votes present agreed to the proposal.

d. Art. 14, Art. 17 sec. 2 and Art. 21 of the Articles of Incorporation (Editorial amendments in accordance with the new company law)
The Board of Directors proposes the following editorial amendments of Art. 14, 17 and 21 of the Articles of Association, in order to comply with the amendments of Art. 727 et seq. of the Swiss Code of Obligations, which were enacted as of January 1, 2008.

99,9 percent of the votes present agreed to the proposal.

5. **Election of the Board of Directors**
   The members of the Board of Directors were confirmed or newly elected with the following vote percentages: Dr, Hanno Bästlein (97,7%), Vladimir Kuznetsov (98,9%), Dr. Urs Meyer (99,8%), Carl Stadelhofer (98,0%), Hans Ziegler (99,9 %), Kurt Hausheer (99,8%)

6. **Election of auditors**
   The Board of Directors moves to re-election of KPMG Ltd., Zurich, as auditors of the corporation for a period of one year.

   99,2 percent of the votes present agreed to the proposal.

For more information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 91 93
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 percent of the turnover was invested in research and development (CHF 274 million).

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date May 16, 2008
Contact Martina C. Erni

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon



Corporate Communications

Enclosure

- **Disclosure of shareholding of Victory to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, May 16, 2008 – According to information provided by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, on May 14, 2008, their sale positions reached the 10 % threshold as at May 7, 2008. The structure of the notified holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Percentage of voting rights: 47.44 %

- 3 724 870 registered shares (26.34 %)
- 481 726 680 call options with 2 966 967 (20.98 %) voting rights conferred [*)]
- 1 680 written put options with 16 800 (0.12 %) voting rights conferred [*)]

Sale positions:

Percentage of voting rights from underlying shares: 10.00 %

- 1 107 986 written call options with 1 414 391 (10.00 %) voting rights conferred [*)]

The shareholders in Victory Industriebeteiligung AG are made up as follows:

- RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

The shareholder's contact person for the present notification is:
RA lic.iur. Matthias Kuster, Postfach, 8022 Zurich, Switzerland
Tel +41 44 211 10 12, Fax +41 44 211 10 13

[*)] Based on a recommendation by SWX Swiss Exchange of March 31, 2008, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para.1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; Tel: +41 58 360 96 22; Fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.

END